UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December, 2003

                                   SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                                          825 - 12 December 2003


                                  SPIRENT PLC

                  Paul Cheng non-executive Director to retire

Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, today announced that with effect from the year end Mr Paul Cheng (67) will retire from the Board.

Commenting, John Weston, Chairman of Spirent, said:

"Paul has been a non-executive director since 1996 and has assisted in overseeing the transformation of Spirent into a global technology company. We extend our thanks to him for his valuable contribution to the Group and wish him every success in the future."

Spirent recently appointed Andrew Given as non-executive director. With Mr Cheng's retirement the Board size remains at six non-executive directors and three executive directors.


                                    - ends -


Enquiries

Nicholas Brookes, Chief Executive       Spirent plc          +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                          Spirent plc          +44 (0)1293 767676

Media
Jon Coles/Rupert Young                  Brunswick            +44 (0)20 7404 5959


About Spirent

Spirent plc is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers. Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent's solutions enable customers to develop, deploy and assure network equipment and services more economically and efficiently by emulating real-world conditions and assuring end-to-end performance of large-scale networks. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated solutions for the power controls and aerospace markets. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

Spirent and the Spirent logo are registered trademarks of Spirent plc. All rights reserved.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 12 December 2003                         By   ____/s/ Luke Thomas____

                                                    (Signature)*